SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Increases its Transparency on ESG Data

São Paulo, April 19, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today announces the launch of a new Environmental, Social and Governance (“ESG”) section on its investor relations website (www.voegol.com.br/ir), including detailed information using SASB and TCFD metrics and, for the first time, a specific subsection for projections. The new website content is aligned with GOL’s commitment to improving the sustainability of its business through strong corporate governance, being first for all Employees and Customers by driving inclusion and accessibility, and by reaching net zero carbon emissions in 2050.

GOL has implemented significant improvements in the disclosures about the Company’s sustainability actions, providing more ESG data to investors. GOL hopes to encourage the airline industry as a whole to tackle environmental, social and governance issues by becoming more sustainable and transparent.

Since 2010, the Company has prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these standards and providing related data to the public, GOL reinforces its accountability with its various stakeholders through added transparency and credibility.

Among the Company’s sustainability initiatives are its voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices, both in the airline industry and generally. GOL also maintains social initiatives relating to its workforce, Customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.

The Company encourages the managers of ESG-oriented investment funds to review GOL’s sustainability actions and reporting philosophy on its investor relations website: www.voegol.com.br/ir.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer